Management Report

Certifiably
For the period ended December 31, 2018

CERTIFIABLY

Prepared on
December 11, 2019

Table of Contents

Profit and Loss

January - December 2018

	Total
INCOME	
Sales	5,000.00
Total Income	**5,000.00**
GROSS PROFIT	**5,000.00**
EXPENSES	
Bank Charges & Fees	77.00
Contractors	20,915.53
Dues & subscriptions	1,986.27
Insurance	2,495.48
Interest Paid	200.89
Late Fees	73.00
Legal & Professional Services	200.00
Meals & Entertainment	1,292.34
Office Supplies & Software	59.92
Other Business Expenses	370.99
Rent & Lease	3,000.00
Seminars/Conferences	2,235.68
Telecommunications	586.26
Travel	4,335.41
Total Expenses	**37,828.77**
NET OPERATING INCOME	**-32,828.77**
OTHER EXPENSES	
Other Miscellaneous Expense	159.42
Total Other Expenses	**159.42**
NET OTHER INCOME	**-159.42**
NET INCOME	**$ -32,988.19**

Balance Sheet

As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase Bank	1,114.81
Total Bank Accounts	**1,114.81**
Other Current Assets	
Other Accounts Receivable	2,185.11
Total Other Current Assets	**2,185.11**
Total Current Assets	**3,299.92**
TOTAL ASSETS	**$3,299.92**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express - 51001	-173.97
Total Credit Cards	**-173.97**
Total Current Liabilities	**-173.97**
Total Liabilities	**-173.97**
Equity	
Paid-In Capital - Safe	25,437.08
Paid-In Capital or Surplus	11,025.00
Retained Earnings	
Net Income	-32,988.19
Total Equity	**3,473.89**
TOTAL LIABILITIES AND EQUITY	**$3,299.92**